Exhibit 99.1

X Financial Reports First Quarter 2021 Unaudited Financial Results

SHENZHEN, China, June 15, 2021 /PRNewswire/ -- X Financial (NYSE: XYF) (the "Company" or “we”), a leading online personal finance company in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

•	Total net revenue in the first quarter of 2021 was RMB906.3 million (US$138.3 million), representing an increase of 71.3% from RMB529.0 million in the same period of 2020.

•	Income from operations in the first quarter of 2021 was RMB251.2 million (US$38.3 million), compared with loss from operations of RMB130.0 million in the same period of 2020.

•	Net income attributable to X Financial shareholders in the first quarter of 2021 was RMB192.8 million (US$29.4 million), compared with net loss attributable to X Financial shareholders of RMB196.3 million in the same period of 2020.

•	Non-GAAP[1] adjusted net income attributable to X Financial shareholders in the first quarter of 2021 was RMB212.0 million (US$32.4 million), compared with Non-GAAP adjusted net loss attributable to X Financial shareholders of RMB159.9 million in the same period of 2020.

•	Net income per basic and diluted American depositary share (“ADS”) [2] in the first quarter of 2021 was RMB3.54 (US$0.54) and RMB3.48 (US$0.53), compared with net loss per basic and diluted ADS of RMB3.66 and RMB3.66 in the same period of 2020.

•	Non-GAAP adjusted net income per basic and adjusted diluted ADS in the first quarter of 2021 was RMB3.90 (US$0.60), and RMB3.84 (US$0.59), compared with Non-GAAP adjusted net loss per basic and diluted ADS of RMB3.00 and RMB3.00 in the same period of 2020.

1 The Company uses in this press release the following non-GAAP financial measures: (i) adjusted net income (loss), (ii) adjusted net income (loss) attributable to X Financial shareholders, (iii) adjusted net income (loss) per basic ADS, and (iv) adjusted net income (loss) per diluted ADS, each of which excludes share-based compensation expense and income (loss) from investments in VC funds. For more information on non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

2 Each American depositary share (“ADS”) represents six Class A ordinary shares. On November 19, 2020, a ratio change that has the same effect as a 1-for-3 reverse ADS split took effect, and as a result, one ADS currently represents six Class A ordinary shares.

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First Quarter 2021 Operational Highlights

•	The total loan facilitation amount[3] in the first quarter of 2021 was RMB10,855 million, representing an increase of 59.1% from RMB6,823 million in the same period of 2020 and an increase of 25.2% from RMB8,673 million in the previous quarter.

•	The loan facilitation amount of Xiaoying Credit Loan[4] in the first quarter of 2021 was RMB10,855 million, representing an increase of 134.4% from RMB4,631 million in the same period of 2020 and an increase of 35.7% from RMB7,997 million in the previous quarter. Xiaoying Credit Loan accounted for 100.0% of the Company’s total loan facilitation amount in the first quarter of 2021, compared with 67.9% in the same period of 2020.

•	The total outstanding loan balance[5] as of March 31, 2021 was RMB16,589 million, compared with RMB12,960 million as of March 31, 2020 and RMB13,218 million as of December 31, 2020.

•	The delinquency rates for all outstanding loans that are past due for 31-60 days as of March 31, 2021 was 0.82%, compared with 0.79% as of December 31, 2020, and 4.28% as of March 31, 2020.

•	The number of cumulative borrowers[6] was 7.0 million as of March 31, 2021.

•	Total cumulative registered users reached 58.2 million as of March 31, 2021.

Mr. Justin Tang, the Founder, Chief Executive Officer and Chairman of the Company, commented, “We're very pleased to report a strong start of the year as our business is fully back on its growth trajectory amid the subsiding COVID-19 pandemic in China. In the first quarter of 2021, both our operational and financial results continued to show progress against our strategic objectives. Our top line significantly improved on both a yearly and quarterly basis in line with the substantial increase in our loan facilitation amount. We also managed to turn profitable with net income exceeding our guidance and outperforming compared with the fourth quarter of 2019, just before the COVID-19 pandemic.”

“In May 2021, we received the approval from the Local Financial Regulatory Bureau of Shenzhen Municipality to set up Shenzhen Xiaoying Microcredit Co., Ltd. ("Xiaoying Microcredit"), which is a newly established entity as one of our VIEs for the purpose of operating a microcredit business. Xiaoying Microcredit is the first company of its kind to successfully transform from a P2P business to an online microcredit business. Such an approval is a major milestone towards our full regulatory compliance. It will also expand our services beyond consumer financing, and provide more comprehensive financial services to the large pool of micro and small businesses and self-employed individuals in China, which are key drivers and contributors of China's economic growth. The government is taking a series of active measures to promote the development of micro and small businesses and self-employed individuals, and we will cooperate with other licensed financial institutions to meet their financing needs. This license will enhance our credibility and give us the advantage when we cooperate with other financial institutions, including the benefit of cutting intermediate costs. We are expecting to commence operation in the third quarter of 2021.”

3 Represents the total amount of loans that X Financial facilitated during the relevant period.

4 Xiaoying Credit Loan is a category of online personal credit loan products facilitated through our platform, including Xiaoying Card Loan, Xiaoying Preferred Loan and other unsecured loan products we introduce from time to time. We ceased the operation of Xiaoying Preferred Loan in October 2019.

5 Represents the total amount of loans outstanding for loans X Financial facilitated at the end of the relevant period. Loans that are delinquent for more than 60 days are charged-off and are excluded in the calculation of delinquency rate by balance, except for Xiaoying Housing Loan. Xiaoying Housing Loan is a secured loan product and the Company is entitled to payment by exercising its rights to the collateral. X Financial does not charge off Xiaoying Housing Loans delinquent for more than 60 days and such loans are included in the calculation of delinquency rate by balance.

6 Represents borrowers who made at least one transaction during that period from the commencement of the Company’s loan facilitation business to a certain date on the Company’s platform.

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“Moving forward, market demand for our products and services continues to grow and we expect to maintain our current growth momentum throughout the year. China's consumer financing and micro and small businesses financing markets have great potential. We believe we are well positioned to capture opportunities ahead with our trusted brand, full regulatory compliance, and our deepening cooperation with financial institutions.”

Mr. Kent Li, President of the Company, added, “During the first quarter, our total loan facilitation amount reached RMB10.9 billion, an increase of 59.1% year-over-year and 25.2% quarter-over-quarter, representing a record high in the last two years. This was mainly driven by the strong growth of loan facilitation amount of Xiaoying Card Loan, which increased 145.4% year-over-year and 35.7% quarter-over-quarter. Since last year, we have shifted our product focus to Xiaoying Card Loan, which accounted for 100% of total loan facilitation amount for the first quarter of 2021, compared with 92.2% in the previous quarter. Our focused product strategy has proven to be effective in gaining traction among borrowers and deliver profitable growth. As of the end of March 2021, total outstanding loan balance of Xiaoying Card Loan reached RMB16.3 billion, an increase of 29.4% compared with the prior quarter. We will continue to enhance and focus on Xiaoying Card Loan products to address consumers’ growing financing needs going forward.”

“In the meantime, we have been working to expand our service coverage by exploring more opportunities to cooperate with more regional financial institutions. A diversified geographic reach will further enhance our business flexibility and help us navigate uncertainties in the macro environment and expand our funding sources. This is one of our key business development strategies in 2021 and beyond. In addition, we will further strengthen risk management by introducing more advanced and effective data analytics, and further improve asset quality.”

Mr. Frank Fuya Zheng, Chief Financial Officer of the Company, added, “We are pleased to have delivered a strong financial performance during the first quarter. Total net revenue increased 71.3% year-over-year and 26.5% quarter-over-quarter to RMB906.3 million. Our net income for the quarter was RMB192.8 million, compared with a net loss of RMB196.3 million in the same period of last year and a net loss of RMB655.5 million in the previous quarter. This significant improvement in our top line and bottom line resulted mainly from the strong growth in our loan facilitation amount, enhanced operational efficiency and extensive premium borrower base.”

“During the first quarter, the proportion of loan amount we facilitated covered by third-party financial guarantee companies increased to 48.1% from 38.8% in the previous quarter. Our efforts to expand partnerships with third-party financial guarantee companies to further optimize financing costs for borrowers will remain on our agenda throughout the year.”

“In conclusion, the progress we have made this quarter has strengthened our position and reputation in the markets and improved our ability to expand and deepen cooperation with financial institutions. We are entering a new chapter of our journey as our core consumer financing business gets back on track and we are ready to explore additional opportunities in the microcredit sector as well. We remain confident of the enormous potential of the industry and our capabilities to deliver long-term growth and return to our shareholders.”

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First Quarter 2021 Financial Results

Total net revenue in the first quarter of 2021 increased by 71.3% to RMB906.3 million (US$138.3 million) from RMB529.0 million in the same period of 2020, primarily due to a change in the product mix with the increase in total loan facilitation amount of Xiaoying Card Loan in this quarter when compared with that in the same period of 2020.

Loan facilitation service fees under the direct model in the first quarter of 2021 increased by 181.4% to RMB692.1 million (US$105.6 million) from RMB246.0 million in the same period of 2020, primarily due to an increase in the amount of Xiaoying Card Loan facilitated through direct model compared with that in the same period of 2020, as a result of our improved ability to attract and retain more borrowers with better credit score.

Loan facilitation service fees under the intermediary model in the first quarter of 2021 decreased by 99.6% to RMB0.1 million (US$0.02 million), compared with RMB37.0 million in the same period of 2020, primarily due to the fact that substantially all of the institutional funding partners invested their funds in the loans facilitated under direct model and/or trust model, depending on their investment strategies.

Post-origination service fees in the first quarter of 2021 decreased by 6.9% to RMB59.7 million (US$9.1 million) from RMB64.1 million in the same period of 2020, as a result of the cumulative effect of decreased volume of loans facilitated in the prior year. Revenues from post-origination services are recognized on a straight-line basis over the term of the underlying loans as the services are being provided.

Financing income in the first quarter of 2021 decreased by 24.7% to RMB131.5 million (US$20.1 million) from RMB174.6 million in the same period of 2020, primarily due to a decrease in average loan balances held by the Company. These loans do not qualify for sales accounting, and the service fees are recognized as financing income over the life of the underlying financing using the effective interest method.

Other revenue in the first quarter of 2021 increased by 215.6% to RMB23.0 million (US$3.5 million) from RMB7.3 million in the same period of 2020, primarily due to an increase in referral service fee for introducing borrowers to other platforms and technology service fees received for providing assistant technology development services.

Origination and servicing expenses in the first quarter of 2021 increased by 28.0% to RMB572.5 million (US$87.4 million) from RMB447.2 million in the same period of 2020, primarily due to the increase in commission fee and insurance cost resulting from the increased total loan facilitation amount in this quarter when compared with the same period of 2020. Meanwhile, to better reflect the origination and servicing expenses incurred in connection with the loans facilitated through the Consolidated Trusts, the management fees paid to third-party trust companies, amounting to RMB8.7 million compared with RMB22.3 million in the same period of 2020, have been reclassified from general and administrative expenses to origination and servicing expenses. The comparative figures have been reallocated to conform with the current period’s classification.

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General and administrative expenses in the first quarter of 2021 decreased by 10.7% to RMB42.5 million (US$6.5 million) from RMB47.6 million in the same period of 2020, primarily due to a decrease in share-based compensation expenses.

Sales and marketing expenses in the first quarter of 2021 decreased by 61.7% to RMB4.5 million (US$0.7 million) from RMB11.8 million in the same period of 2020, primarily due to a continuing cost reduction in promotional and advertising activities since the outbreak of COVID-19.

Provision for accounts receivable and contract assets in the first quarter was RMB17.3 million (US$2.6 million) compared with RMB82.1 million in the same period of 2020, primarily due to a decrease of the average estimated default rate compared with that the same period of 2020, and partially offset by an increase in accounts receivable from facilitation services as a result of the increase in total loan facilitation amount in the first quarter of 2021.

Provision for loans receivable in the first quarter of 2021 was RMB26.6 million (US$4.1 million), compared with RMB42.8 million in the same period of 2020, primarily due to a decrease of the average estimated default rate compared with that in the same period of 2020.

Income from operations in the first quarter of 2021 was RMB251.2 million (US$38.3 million), compare with loss from operation of RMB130.0 million in the same period of 2020.

Income before income taxes and gain from equity in affiliates in the first quarter of 2021 was RMB228.1 million (US$34.8 million), compared with loss before income taxes and gain from equity in affiliates of RMB228.3 million in the same period of 2020.

Income tax expense in the first quarter of 2021 was RMB37.2 million (US$5.7 million), compared with income tax benefit of RMB31.2 million in the same period of 2020.

Net income attributable to X Financial shareholders in the first quarter of 2021 was RMB192.8 million (US$29.4 million), compared with net loss attributable to X Financial shareholders of RMB196.3 million in the same period of 2020.

Non-GAAP adjusted net income attributable to X Financial shareholders in the first quarter of 2021 was RMB212.0 million (US$32.4 million), compared with Non-GAAP adjusted net loss attributable to X Financial shareholders of RMB159.9 million in the same period of 2020.

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Net income per basic and diluted ADS in the first quarter of 2021 was RMB3.54 (US$0.54), and RMB3.48 (US$0.53), compared with net loss per basic and diluted ADS of RMB3.66 and RMB3.66 in the same period of 2020.

Non-GAAP adjusted net income per basic and diluted ADS in the first quarter of 2021 was RMB3.90 (US$0.60), and RMB3.84 (US$0.59), compared with Non-GAAP adjusted net loss per basic and diluted ADS of RMB3.00 and RMB3.00 in the same period of 2020.

Cash and cash equivalents was RMB799.8 million (US$122.1 million) as of March 31, 2021, compared with RMB746.4 million as of December 31, 2020.

Business Outlook

For the second quarter of 2021, the Company raises the guidance for total loan facilitations to be in the range of RMB12.4 billion to RMB13.0 billion and net income attributable to X Financial’s shareholders to be no less than RMB220 million. This forecast reflects the Company's current and preliminary views, which are subject to changes.

Conference Call

X Financial’s management team will host an earnings conference call at 7:00 AM U.S. Eastern Time on 16, June, 2021 (7:00 PM Beijing / Hong Kong Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-301-84992
China:	4001-201203
International:	1-412-902-4272
Passcode:	X Financial

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until June 23, 2021:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10157507

Additionally, a live and archived webcast of the conference call will be available at http://ir.xiaoyinggroup.com.

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About X Financial

X Financial (NYSE: XYF) (the "Company") is a leading online personal finance company in China. The Company is committed to connecting borrowers on its platform with its institutional funding partners. With its proprietary big data-driven technology, the Company has established strategic partnerships with financial institutions across multiple areas of its business operations, enabling it to facilitate loans to prime borrowers under a robust risk assessment and control system.

For more information, please visit: http://ir.xiaoyinggroup.com.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use non-GAAP measures as supplemental measures to review and assess our operating performance. We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. We believe that the use of the non-GAAP financial measures facilitates investors’ assessment of our operating performance and help investors to identify underlying trends in our business that could otherwise be distorted by the effect of certain income or expenses that we include in income (loss) from operations and net income (loss). We also believe that the non-GAAP measures provide useful information about our core operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

We use in this press release the following non-GAAP financial measures: (i) adjusted net income, (ii) adjusted net income attributable to X Financial shareholders, (iii) adjusted net income per basic ADS, and (iv) adjusted net income per diluted ADS, each of which excludes investment income and share-based compensation expense. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, investors should not consider them in isolation, or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the non-GAAP financial measures to the most directly comparable U.S. GAAP financial measures, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2021.

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Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "potential," "continue," "ongoing," "targets," "guidance" and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the "SEC"), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: the Company's goals and strategies; its future business development, financial condition and results of operations; the expected growth of the credit industry, and marketplace lending in particular, in China; the demand for and market acceptance of its marketplace's products and services; its ability to attract and retain borrowers and investors on its marketplace; its relationships with its strategic cooperation partners; competition in its industry; and relevant government policies and regulations relating to the corporate structure, business and industry. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this announcement is current as of the date of this announcement, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

X Financial

Mr. Frank Fuya Zheng

E-mail: ir@xiaoying.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

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X Financial
Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)	As of December 31, 2020	As of March 31, 2021
	RMB	RMB	USD
ASSETS
Cash and cash equivalents	746,388	799,777	122,070
Restricted cash	852,134	596,403	91,029
Accounts receivable and contract assets, net of allowance for doubtful accounts	413,307	588,734	89,858
Loans receivable from Xiaoying Credit Loans and Revolving Loans, net	1,236,026	1,215,400	185,506
Loans at fair value	1,585,732	1,111,234	169,607
Deposits to institutional cooperators, net	907,923	1,207,531	184,305
Prepaid expenses and other current assets, net	403,779	394,627	60,232
Financial guarantee derivative	297,928	73,316	11,190
Deferred tax assets, net	605,653	561,392	85,685
Long term investments	295,615	283,261	43,234
Property and equipment, net	11,137	9,324	1,423
Intangible assets, net	37,440	36,972	5,643
Loan receivable from Xiaoying Housing Loans, net	47,490	32,568	4,971
Investments in VC funds	-	49,651	7,578
Short-term investment	6,000	-	-
Other non-current assets	51,458	46,915	7,161
TOTAL ASSETS	7,498,010	7,007,105	1,069,492

LIABILITIES
Payable to investors at fair value	1,914,184	1,305,725	199,293
Payable to institutional funding partners	1,460,395	1,395,678	213,022
Guarantee liabilities	9,790	2,203	336
Financial guarantee derivative	130,442	268,692	41,010
Short-term bank borrowings	350,545	128,050	19,544
Accrued payroll and welfare	34,781	19,484	2,974
Other tax payable	73,077	103,415	15,783
Income tax payable	75,917	68,766	10,496
Deposit payable to channel cooperators	21,472	21,472	3,277
Accrued expenses and other liabilities	323,748	375,462	57,307
Other non-current liabilities	27,615	22,501	3,434
Deferred tax liabilities	-	-	-
TOTAL LIABILITIES	4,421,966	3,711,448	566,476

Commitments and Contingencies
Equity:
Common shares	203	207	32
Additional paid-in capital	3,068,045	3,090,977	471,775
Retained earnings (accumulated deficit)	(14,551)	178,288	27,212
Other comprehensive income	21,059	26,185	3,997
Total X Financial shareholders' equity	3,074,756	3,295,657	503,016
Non-controlling interests	1,288	-	-
TOTAL EQUITY	3,076,044	3,295,657	503,016

TOTAL LIABILITIES AND EQUITY	7,498,010	7,007,105	1,069,492

X Financial
Unaudited Condensed Consolidated Statements of Comprehensive Income

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2020	2021	2021
	RMB	RMB	USD
Net revenues
Loan facilitation service-Direct Model	245,960	692,080	105,632
Loan facilitation service-Intermediary Model	37,012	143	22
Post-origination service	64,113	59,665	9,107
Financing income	174,617	131,452	20,063
Other revenue	7,290	23,009	3,512
Total net revenue	528,992	906,349	138,336

Operating costs and expenses:
Origination and servicing	447,164	572,503	87,381
General and administrative	47,640	42,534	6,492
Sales and marketing	11,813	4,525	691
Provision for accounts receivable and contract assets	82,116	17,255	2,634
Provision for loans receivable	42,831	26,589	4,058
Provision for contingent guarantee liabilities	17,876	-	-
Reversal of provision for credit losses on deposits to institutional cooperators	-	(8,252)	(1,260)
Provision for credit losses for other financial assets	9,597	-	-
Total operating costs and expenses	659,037	655,154	99,996

Income (loss) from operations	(130,045)	251,195	38,340
Interest income (expense), net	6,453	2,330	356
Foreign exchange loss	(84)	(1,574)	(240)
Income from investments in VC funds	-	3,639	555
Fair value adjustments related to Consolidated Trusts	(32,352)	51	8
Change in fair value of financial guarantee derivative	(77,522)	(33,726)	(5,148)
Other income (loss), net	5,236	6,159	940

Income (loss) before income taxes and gain from equity in affiliates	(228,314)	228,074	34,811

Income tax benefit (expenses)	31,153	(37,220)	(5,681)
Gain from equity in affiliates, net of tax	820	1,985	303
Net income (loss)	(196,341)	192,839	29,433
Less: net income attributable to non-controlling interests	-	-	-
Net income (loss) attributable to X Financial shareholders	(196,341)	192,839	29,433

Net income (loss)	(196,341)	192,839	29,433
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustments	12,115	5,126	782
Comprehensive income (loss)	(184,226)	197,965	30,215
Less: comprehensive income attributable to non controlling interests	-	-	-
Comprehensive income (loss) attributable to X Financial shareholders	(184,226)	197,965	30,215

Net income (loss) per share—basic	(0.61)	0.59	0.09
Net income (loss) per share—diluted	(0.61)	0.58	0.09

Net income (loss) per ADS—basic	(3.66)	3.54	0.54
Net income (loss) per ADS—diluted	(3.66)	3.48	0.53

Weighted average number of ordinary shares outstanding—basic	320,667,943	324,668,619	324,668,619
Weighted average number of ordinary shares outstanding—diluted	320,667,943	333,245,214	333,245,214

X Financial
Unaudited Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended March 31,
(In thousands, except for share and per share data)	2020	2021	2021
	RMB	RMB	USD
GAAP net income (loss)	(196,341)	192,839	29,433
Less: Income from investments in VC funds (net of tax of nil)	-	3,639	555
Add: Share-based compensation expenses (net of tax of nil)	36,402	22,848	3,487
Non-GAAP adjusted net income (loss)	(159,939)	212,048	32,365

Net income (loss) attributable to X Financial shareholders	(196,341)	192,839	29,433
Less: Income from investments in VC funds (net of tax of nil)	-	3,639	555
Add: Share-based compensation expenses (net of tax of nil)	36,402	22,848	3,487
Non-GAAP adjusted net income (loss) attributable to X Financial shareholders	(159,939)	212,048	32,365

Non-GAAP adjusted net income (loss) per share—basic	(0.50)	0.65	0.10
Non-GAAP adjusted net income (loss) per share—diluted	(0.50)	0.64	0.10

Non-GAAP adjusted net income (loss) per ADS—basic	(3.00)	3.90	0.60
Non-GAAP adjusted net income (loss) per ADS—diluted	(3.00)	3.84	0.59

Weighted average number of ordinary shares outstanding—basic	320,667,943	324,668,619	324,668,619
Weighted average number of ordinary shares outstanding—diluted	320,667,943	333,245,214	333,245,214